Exhibit 99.2

Q&K International Group Limited

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON september 13, 2022

NOTICE IS HEREBY GIVEN that the annual general meeting of Q&K International Group Limited (NASDAQ: QK) (“QK” or the “Company”) will be held on September 13, 2022 at 7:30 a.m. (Beijing time) at 2nd Meeting Room, Intercontinental Hotel Resorts Nantong (508 South Yuelong Road, Nantong, China) for the following purposes:

A.
To receive and consider the report of the directors of the Company for the fiscal year ended September 30, 2021 containing the complete audited financial statements and the report of the auditors of the Company for the fiscal year ended September 30, 2021;

B. SPECIAL RESOLUTIONS

1.
Subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands by way of issuing a certificate of incorporation on change of name, the name of the Company be changed from “Q&K INTERNATIONAL GROUP LIMITED” to “FLJ Group Limited” with effect from the date of the certificate of incorporation on change of name issued by the Registrar of Companies of the Cayman Islands (the “Name Change”), and that any one director or the company secretary of the Company be and are hereby authorised to do all such acts and things and execute all such documents, including under seal where appropriate, which he/she may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Name Change and to attend to any necessary registration and/or filing for and on behalf of the Company; and
2.
Subject to the proposed name “FLJ Group Limited” being entered in the Register of Companies by the Registrar of Companies in the Cayman Islands, the amended and restated memorandum and articles of association of the Company be amended by replacing all references to “Q&K INTERNATIONAL GROUP LIMITED” with “FLJ Group Limited” to reflect the Name Change, and that any one directors or the company secretary of the Company be and are hereby authorised to do all such acts and things and execute all such documents, including under seal where appropriate, which he/she may consider necessary, desirable or expedient for the purpose of, or in connection with, the amendment to the amended and restated memorandum and articles of association of the Company and to attend to any necessary registration and/or filing for and on behalf of the Company.

The board of directors of the Company has fixed the close of business in the Cayman Islands on August 4, 2022 as the record date (the “Record Date”). Only holders of the Company’s ordinary shares, whether or not represented by American Depositary shares (the “ADS”), on the Record Date are entitled to receive notice of the Company’s annual general meeting and any adjournment or postponement thereof.

If you are a holder of the Company’s ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Chengcai Qu
Name: Chengcai Qu Title: Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Vice President
Date: August 3, 2022

DOCPROPERTY flexDocID \* MERGEFORMAT AP_Legal – 108311139.1